Exhibit (a)(1)(x)

ADOLOR CORPORATION

OFFER TO EXCHANGE

FORM OF COMMUNICATION TO ELIGIBLE PERSONS

 REJECTING THE NOTICE OF WITHDRAWAL

UNDER THE OFFER TO EXCHANGE

To:	[Name of Eligible Person]
From:	Adolor Corporation
Date:	[Date of Transmission]
Re:	Rejected Notice of Withdrawal Under the Offer to Exchange (the “Offer”)

As described in the Confirmation of Receipt of Notice of Withdrawal Under the Offer to Exchange previously delivered to you, Adolor Corporation has received your Notice of Withdrawal.  Unfortunately, your Notice of Withdrawal regarding the Offer was either inaccurate or incomplete and was not accepted. [Reasons for rejection to be described] (the “Defect”).

If you wish to withdraw previously surrendered Eligible Options and the Offer has not yet expired, please correct the Defect noted above on the attached copy of your Notice of Withdrawal, initial your corrections and return it as soon as possible.  Your properly completed Notice of Withdrawal should be (i) mailed or delivered to Adolor Corporation, Attention: Leah Zuber, (ii) faxed to 484-595-1582, Attention: Leah Zuber, or (iii) scanned and e-mailed to OptionExchange@adolor.com.  Notices of Withdrawal should not be sent via inter-office mail.

We must receive the Notice of Withdrawal correcting the Defect before the Offer expires. Unless we extend it, the Offer will expire at 5:00 p.m. EDT on Wednesday, August 19, 2009.   If we do not receive a properly completed and signed Notice of Withdrawal correcting the Defect before the deadline, all previously tendered Eligible Options will be cancelled and exchanged pursuant to the Offer.

If you have any questions, please send them via e-mail to OptionExchange@adolor.com.